THE MEET CUTE MURDERS, LLC
EXAMPLE

Connecting: Dr. Libby <> Dr. Schmidt <> Mike Rekola

From: **Mike Rekola** | mike@rekolastudios.com Friday, Mar 4, 8:53 PM

To: **rlibby@vapg.com, docmeschmidt@gmail.com**

Hi Dr. Libby and Dr. Schmidt

Hope both of you are well. Mary, we met I think once in your home (early covid days) and once virtual during covid to help you get set for a zoom video interview.

As an executive producer of low-budget feature films, I was speaking to Dr. Libby about pitching my latest New Orleans Thriller to him and he immediately said you needed to be looped in to all investor discussions. In this email, I'll highlight a little about the project, link to our investment portal to review our investment video and other key documents, as well as a recording of our recent investor pitch, and a comp analysis done by a private research firm.

Basic Information ParagraphS

THE MEET CUTE MURDERS is an ensemble whodunit feature film anchored by strong female leads. Our budget is at a tight and lean $650K that is specifically designed to be marketable, cost efficient to make, and a damn fun story. Genre films have the best sales/financial track record, i.e. Knives Out and Promising Young Woman, in todays market. The team of professionals I assembled are young yet talented filmmakers, who have already been involved in over 1,000+ film projects from development through distribution. And our recent past projects premiered at Berlinale, Sydney, Tribeca, & won a New Orleans Film Festival Jury Prize.

Longline - When renowned author Anna Joyce retreats to an off-season resort to break through her writer's block, a grisly murder that seems to be a message directed at her leaves Anna wondering if she's being set up or if she's the object of affection for a fan desperate to inspire her next book.

Here is a Link to our Wefunder portal that explains the full pitch, has an introduction video about the project, and highlights the team.

In short, we are looking to raise the first $140K of the $650K budget so that we can attach cast to the project and then secure deals with distributors who can cover the remaining cost of the budget. This is a business model we are using THE MEET CUTE MURDERS to test. We have relationships with hundreds of distributors who have peaked interest. However our hurdle is that first $140K in. As such we are offering Early Bird Investors, those investors who contribute towards the first $140,000 of our budget, special terms of 125% of Principal and 40% Net Profits. Rather than the traditional 120% ROI.

To be clear, today, I am not asking for any money or hard commitments as we are following all SEC guidelines. We are simply testing the waters and gauging the level of interest investors have in a concept like this project. Attached to this email is our Pitch Deck and a recent Comp Analysis by a private research firm. **Linked** here is the recording of our Investors Soft Pitch. I breaking down a ton of info and our strategy for recoupment on the project. Worth the watch!

Sorry for the long email and if you have any questions I am happy to set a call with you both to discuss it.

Have a great weekend!

Michael Rekola

SEC Disclosures

Please be advised that we are "Testing the Waters" under SEC Rule 241 as such, we would like to inform you of the following disclosures:

(1) The issuer is considering an offering of securities exempt from registration under the [Securities] Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities;

(2) No money or other consideration is being solicited, and if sent in response, will not be accepted;

(3) No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted and, where applicable, the filing, disclosure, or qualification requirements of such exemption are met;

(4) A person's indication of interest involves no obligation or commitment of any kind.

–

Mike Rekola
Producer, **Rekola Studios**

(774)-696-7134 (c)
Mike@RekolaStudios.com

THE MEET CUTE MURDERS, LLC
EMAIL "Testing Waters Template"

Re: 🚨 SEC. Read

From: **Mike Rekola** | mike@rekolastudios.com — Thursday, Dec 2, 2021, 10:13 AM

To: **Daniel Lafrentz** | daniel.lafrentz@gmail.com

Cc: **Sean Flanagan** | sean@magnetboxfilms.com

Example email:

Hey Franks -

Basic Information Paragraph

Hope all is well. I wanted to update you on my new movie blah blah blah and see if you had any interest in being a prospective investor. We're still in the planning phase and simply gauging interest. Blahhhhhhh blahhh blah.

Its about blah blah blah

Blah blah blah.

(The language below is what's needed in all emails to prospective investors)

SEC DISCLOSURES:

SEC Disclosures

Please be advised that we are "Testing the Waters" under SEC Rule 241 as such, we would like to inform you of the following disclosures:

(1) The issuer is considering an offering of securities exempt from registration under the [Securities] Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities;

(2) No money or other consideration is being solicited, and if sent in response, will not be accepted;

(3) No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted and, where applicable, the filing, disclosure, or qualification requirements of such exemption are met;

and (4) A person's indication of interest involves no obligation or commitment of any kind.

—

Mike Rekola
Producer, [Rekola Studios]

THE MEET CUTE MURDERS, LLC
SOCIAL MEDIA "Testing Waters Template"

Basic Information Paragraph

2nd Basic Information Paragraph

CTA to Wefunder Page

Basic Media File

SEC Disclosures



 **Michael Rekola** (He/Him)
I executive produce feature films and web3 projects.
2w · 🌐

Friends, I wanted to share the Pitch Video for Daniel Lafrentz, Sean Flanagan, & I's latest feature film-- THE MEET CUTE MURDERS. When renowned author Anna Joyce retreats to an off-season resort to break through her writer's block, a grisly murder that seems to be a message directed at her leaves Anna wondering if she's being set up or if she's the object of affection for a fan desperate to inspire her next book.

This elevated genre film is the perfect backdrop to explore the fickle nature of creativity, the rapidly disappearing boundaries between creators and the public, and what happens when a fan simply won't take 'no' for an answer.

If you're reading this and want to invest in our film, the minimum investment starts at only $100 with an ROI of 125% plus a 40% prorated share of any profits. Check us out at 👉 https://lnkd.in/dcAPxQVm

*SEC Disclosures in the first comment.

In my next feature film.　　2:44

🔵 Sean Flanagan and 2 others　　　　　　　　　　1 comment

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 **Michael Rekola** (He/Him) [Author]　　　　2w •••
I executive produce feature films and web3 projects.

Please be advised that we are "Testing the Waters" under SEC Rule 241 as such, we would like to inform you of the following disclosures:

(1) The issuer is considering an offering of securities exempt from registration under the [Securities] Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities;

(2) No money or other consideration is being solicited, and if sent in response, will not be accepted;

(3) No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted and, where applicable, the filing, disclosure, or qualification requirements of such exemption are met;

(4) A person's indication of interest involves no obligation or commitment of any kind.

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THE MEET CUTE MURDERS, LLC EXAMPLE

Basic Information Paragraph

CTA to Wefunder Page

Basic Media File

SEC Disclosures

Michael Rekola (He/Him)
I executive produce feature films and web3 projects.
1mo · 🌐

For today's Monday Investor Spotlight, Sean Flanagan, Daniel Lafrentz, and I would like to thank Becky Cocito, LSW and Vincent Cocito. They chose to invest in THE MEET CUTE MURDERS, our latest film. Support from individuals like yourselves helps us create an authentic Southern Gothic Thriller. We, truly, thank you!

If you're reading this and want to invest in our film, the minimum investment starts at only $100 with an ROI of 125% plus a 40% prorated share of any profits. Check us out at 👉https://lnkd.in/dcAPxQVm

*SEC Disclosures in the first comment.
#thankyou #film

THE
MEET
CUTE
MURDERS
THANKS
VINCENT & BECKY COCITO

🏷 with Vincent Cocito and 1 other

👍 Vincent Cocito and 2 others   3 comments

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Vincent Cocito · 1st   1mo ···
Co-Founder & COO at Inspiren
Excited to be part of the journey Michael Rekola Sean Flanagan Daniel Lafrentz

Like · 👍 1 | Reply · 1 Reply

Michael Rekola (He/Him) [Author]   4w ···
I executive produce feature films and web3 projects.
Thanks again for joining us Vin!

Like | Reply

Michael Rekola (He/Him) [Author]   1mo ···
I executive produce feature films and web3 projects.

Please be advised that we are "Testing the Waters" under SEC Rule 241 as such, we would like to inform you of the following disclosures:

(1) The issuer is considering an offering of securities exempt from registration under the [Securities] Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities;

(2) No money or other consideration is being solicited, and if sent in response, will not be accepted;

(3) No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted and, where applicable, the filing, disclosure, or qualification requirements of such exemption are met;

(4) A person's indication of interest involves no obligation or commitment of any kind.

The Elements of Prod...   Dashboard



THE MEET CUTE MURDERS - Update #02 - The Pitch Video

Our Pitch Video is live and so is our Wefunder page.

 **Rekola**
Apr 25

 1

One Quick Thought:

 **Simon Sinek**
@simonsinek

Without great people, even great ideas are useless.

March 14th 2022

958 Retweets **4,490** Likes

Good Morning!

There have been some movements across this project, THE MEET CUTE MURDERS. Let's dive in and keep me honest.

— *Mike*

THE MEET CUTE MURDERS

Project Update: THE MEET CUTE MURDERS is an under $750K feature film that is in development. As the Executive Producer of this project, I got an updated draft (V3.0) of the screenplay. Now, it's on myself and the creative production team to comb through the script to ensure all the bumps are ironed out. Then build a schedule and budget.

We also soft-launched our $650K investor campaign to fund this film. We are currently on WeFunder testing the waters under the SEC's allowed rules. Actively working on securing funds. So far there has been a great response and have secured reservations in the form of future promises to invest. Each day, the team is putting themselves out there raising funds for the project. Above, is our pitch video for the project. Check it out!

If you're reading this and want to invest in our film, the minimum investment starts at only $100 with an ROI of 125% plus a 40% prorated share of any profits. Check us out at  https://wefunder.com/meet.cute.murders.movie.[1]

Soon, I'll do a write-up on the elements of a pitch video.

If you are looking to download a copy of our pitch video script (with our notes) as well as a template for how we craft our shorter videos click on the button above. You will be redirected to Gumroad for a free download!

Thanks for reading The Elements of Producing!
Subscribe for free to receive new posts and
support my work.

info@rekolastudios.com	✓



Photo by Andy Li on Unsplash

1   Please be advised that we are "Testing the Waters" under SEC Rule 241 as such, we would like to inform you of the following disclosures:

(1) The issuer is considering an offering of securities exempt from registration under the [Securities] Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities;

(2) No money or other consideration is being solicited, and if sent in response, will not be accepted;

(3) No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted and, where applicable, the filing, disclosure, or qualification requirements of such exemption are met;

(4) A person's indication of interest involves no obligation or commitment of any kind.

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